Exhibit 1

 ELBIT SYSTEMS LTD. CONSIDERS
POTENTIAL DEBT OFFERING IN ISRAEL

HAIFA, Israel – May 27, 2010 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), announced today that it is considering the issuance of debt securities in Israel of approximately NIS 500 million (approximately $130 million) pursuant to its shelf prospectus dated May 18, 2010 which was described in the Company’s press release dated May 17, 2010.  If issued, the debt securities would be issued pursuant to a potential uniform public offering in Israel that would be further detailed in a shelf offering report published by the Company pursuant to the Israeli Securities Law, 1968 and the regulations promulgated thereunder.

In connection with such offering, the Company is considering the issuance of three series of notes that would mature during the 10-year period ending in 2020, as follows: (1) notes bearing a fixed interest rate not linked to any index or currency; (2) notes bearing a floating interest rate based on the three-month Tel Aviv Inter-Bank Offer Rate (TELBOR) plus a margin, not linked to any index or currency; and (3) notes bearing a floating interest rate based on the six-month LIBOR plus a margin and linked to changes in the NIS/USD exchange rate. The Company has not yet determined whether to offer any such securities, or the scope, terms or timing of any such offering and the Company may abandon the offering or change the terms thereof, including the number of series to be offered or the amount of the offer.

Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.  Any offering of securities pursuant to the shelf prospectus and any supplemental shelf offering report, if made, will be made only in Israel.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Dalia Rosen, VP & Head of Corporate Communications
Elbit Systems Ltd
Tel:  +972-4-8316663
Fax: +972-4-8316944
E-mail: j.gaspar@elbitsystems.com
            dalia.rosen@elbitsystems.com
IR Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel: 1-646-201-9246 E-mail:elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.